Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended June 30, 2012
(millions of dollars)
Operating revenues:
Affiliated	$1,001
Nonaffiliated	2,266

Total operating revenues	3,267
Operating expenses:
Wholesale transmission service	485
Operation and maintenance	675
Depreciation and amortization	745
Provision in lieu of income taxes	231
Taxes other than amounts related to income taxes	410

Total operating expenses	2,546

Operating income	721
Other income and deductions:
Other income	29
Other deductions	7
Nonoperating provision in lieu of income taxes	21
Interest income	35
Interest expense and related charges	365

Net income	$392